Exhibit 12.1

Acadia Realty Trust

Computation of Ratio of Earnings to Fixed Charges

(numbers in thousands, except ratio amounts)

	Historical Period Ended
	Nine months ended September 30, 2005	Nine months ended September 30, 2006
			2005	2004	2003	2002	2001
Pretax income from continuing operations	16,839	11,889	21,783	11,458	6,289	10,392	3,690
Add
Minority interest attributable to continuing operations and fixed charges
	14,476	(3,471)	13,952	1,466	4,899	1,686	840

Fixed charges (see interest expense below)	14,904	17,952	20,841	18,079	16,750	10,511	10,106

Distribution of operating income from unconsolidated investments	439	1,708	21,498	720	985	542	518

Subtract
Capitalized interest	(226)	(352)	(260)	(304)	(403)	(931)	(372)
Preferred distributions of consolidated subsidiaries	(254)	(187)	(334)	(335)	(185)	(199)	(199)

Equity in earnings of unconsolidated investments	(18,915)	(4,261)	(21,280)	(513)	(985)	(542)	(518)
Adjusted earnings	27,263	23,278	56,200	30,571	27,350	21,459	14,065

Interest expense	13,432	16,423	18,804	16,687	15,573	8,679	9,037
Capitalized interest	226	352	260	304	403	931	372
Amortization of deferred financing costs	992	990	1,443	753	589	702	498
Amortization of discounts or premiums related to indebtedness	-	-	-	-	-	-	-
Preferred distributions of consolidated subsidiaries	254	187	334	335	185	199	199
Fixed Charges	14,904	17,952	20,841	18,079	16,750	10,511	10,106

Ratio	1.83	1.30	2.70	1.69	1.63	2.04	1.39